SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February , 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press Release dated February 17, 2012 entitled “Nortel Inversora S.A. Announces Consolidated Annual Results for the Fiscal Year Ending December 31, 2011”

Nortel Inversora S.A. Announces Consolidated Annual Results for the Fiscal Year Ending
December 31, 2011

BUENOS AIRES, Argentina, Feb. 17, 2012 /PRNewswire/ — Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps. 1,335 million for the fiscal year ended December 31, 2011.

Nortel’s consolidated financial results for the fiscal year ended December 31, 2011 are substantially similar to Telecom’s results for the same period, after accounting for minority interest and financial income and expenses at the holding-company level.

Relevant matters

The Annual and Extraordinary General and Special Class A Preferred Stockholders’ Meeting held on April 7, 2011, resolved, among other issues:

(i)	to approve the Company’s Annual Reports and Financial Statements as of December 31, 2010;

(ii)	to appoint Price Waterhouse & Co. S.R.L. as external auditors of the Company;

(iii)	to approve and ratify the payment of the provisional dividend declared by the Board on October 5, 2010 for a total amount of AR$ 356 million;

(iv)	to approve the redemption of 242,454 “Class A” Preferred Shares for a total amount of AR$ 196 million (pursuant to the applicable calculations and adjustments subsequently made by the Board on April 18, 2011), and the reduction of capital stock corresponding to such redemption;

(v)	to approve the payment of the preferred basic dividend accumulated by the “Class A” Preferred Shares subject to the redemption referred to in paragraph (iv) above, for a total amount of AR$ 32 million (pursuant to the applicable calculations and adjustments subsequently made by the Board on April 18, 2011); and

(vi)	to carry forward the balance of non-appropriated profit amounts as of December 31, 2010.

In addition, the Ordinary and Extraordinary General and Special Class A Preferred Stockholders’ Meeting held on August 2nd, 2011 resolved (pursuant to the applicable calculations and adjustments subsequently made by the Board on August 17, 2011):

(i)	to approve the redemption of 418,202 “Class A” Preferred Shares for a total amount of AR$ 349 million, and the reduction of capital stock corresponding to such redemption;

(ii)	to approve the payment of the preferred basic dividend accumulated by the “Class A” Preferred Shares subject to the redemption referred to in paragraph (i) above, for a total amount of AR$ 58 million;

(iii)	to approve the payment of a distribution amount, in addition to the amount referred to in paragraph (ii) above, attributable to the non-appropriated profit amounts, for a total amount of AR$ 25 million, payable only and exclusively to those holders of “Class A” Preferred Shares subject to the redemption referred to in paragraph (i) above, who execute before August 15, 2011, a settlement agreement with the Company, to the Company’s satisfaction, releasing and irrevocably and definitively terminating any claims relating to the above mentioned shares; and

(iv)	to carry forward the balance of non-appropriated profit amounts as of December 31, 2010.

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.

FISCAL YEAR ENDING DECEMBER 31, 2011

(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet
	2011	2010

Current assets	5,496	3,827
Non-current assets	9,399	8,353

Total assets	14,895	12,180
Current liabilities	5,555	4,691
Non-current liabilities	1,376	1,121

Total liabilities	6,931	5,812
Minority interests	3,697	2,949
Total shareholders’ equity	4,267	3,419

Total liabilities and shareholder’s equity	14,895	12,180

Consolidated Income Statement

	2011	2010

Net revenues	18,525	14,679
Cost of services provided administrative and selling expenses	(14,502)	(11,490)
Operating Profit	4,023	3,189
Financial results, net	235	(18)
Other, net	(476)	(314)
Income tax	(1,323)	(1,010)
Minority interest	(1,124)	(843)

Net Income	1,335	1,004

Ratios

	2011	2010

Liquidity (a)	0.99	0.82
Indebtedness (b)	0.87	0.91

(a)	Current Assets to current liabilities
(b)	Total liabilities to shareholders’ equity plus third party interests.

Jorge Alberto Firpo

General Manager

Contacts:

Jorge Firpo

Nortel Inversora S.A.

(5411) 49683631

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: February 21, 2012	By:	/s/ Jorge Alberto Firpo
Name: Jorge Alberto Firpo
Title: General Manager